

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 11, 2009

Ms. Lucie Letellier
Chief Financial Officer
Paramount Gold and Silver Corp.
346 Waverly Street
Ottawa, Ontario, Canada K2P 0W5

      Re: **Paramount Gold and Silver Corp.**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              Filed September 25, 2008
              File No. 001-33630

Dear Ms. Letellier :

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Karl Hiller
            Branch Chief